Exhibit 8.1

List of Subsidiaries of 3SBio Inc. (the “Registrant”)

Wholly-Owned Subsidiaries:

1.	Collected Mind Limited, incorporated in British Virgin Islands

2.	Shenyang Sunshine Pharmaceutical Company Limited, incorporated in People’s Republic of China

Affiliated Entity Consolidated in the Registrant’s Financial Statements

1.	Liaoning Sunshine Bio-Pharmaceutical Company Limited, incorporated in People’s Republic of China